SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
94770V 10 2
(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.
WEBMD HEALTH CORP.
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
(212) 624-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
CREIGHTON O’M. CONDON, ESQ.
ROBERT M. KATZ, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 210,900,000	$11,768.22
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 5,700,000 shares of common stock at the offer price of $37.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,768.22	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: November 10, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
SIGNATURE
EX-99.(a)(1)(P)

INTRODUCTION
This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2009, as amended and supplemented by Amendments No. 1 and No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on November 23, 2009 and December 11, 2009, respectively (collectively, the “Schedule TO”), relating to the offer (the “Offer”) by WebMD Health Corp., a Delaware corporation (the “Company”), to purchase up to 5,700,000 shares of its common stock, par value $.01 per share, at a price of $37.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2009, as amended through the date hereof (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
ITEM 11. ADDITIONAL INFORMATION.
The information set forth in Item 11(a) is hereby amended and supplemented by inserting at the end thereof the following:
On December 16, 2009, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Thursday, December 10, 2009. A copy of the press release is filed as Exhibit (a)(1)(P) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(P) Press Release dated December 16, 2009.

2

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 16, 2009

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

3

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 10, 2009.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated November 10, 2009.
(a)(1)(H)*	Summary Advertisement.
(a)(1)(I)*	Letter to Stockholders.
(a)(1)(J)*	Letter to Participants in the WebMD 401(k) Savings Plan.
(a)(1)(K)*	Letter to Participants in the Porex Corporation 401(k) Savings Plan.
(a)(1)(L)*	Letter to Participants in the Emdeon Business Services 401(k) Savings Plan.
(a)(1)(M)*	Letter to Vested Stock Option Holders.
(a)(1)(N)*	Email communication to Employees.
(a)(1)(O)**	Press Release dated December 11, 2009.
(a)(1)(P)***	Press Release dated December 16, 2009.
(a)(5)(A)*	Risk Factors.
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on November 10, 2009.

**	Previously filed with Amendment No. 2 to Schedule TO on December 11, 2009.

***	Filed herewith.

E-1